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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             Hawaiian Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    419879101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    Yedi Wong
                         One Maritime Plaza, 11th Floor
                         San Francisco, California 94111
                                 (415) 362-7677
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 11, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                                Page 1 of 9 Pages

                                       13D
===================
CUSIP No. 419879101
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Lonestar Partners, L.P.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                          (a) [   ]
                                                          (b) [ X ]
------------====================================================================
    3       SEC USE ONLY


------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                              [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------====================================================================
                            7        SOLE VOTING POWER

      NUMBER OF                      -0-
                       --------------===========================================
       SHARES               8        SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                       1,182,856
                       --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER

      REPORTING                      -0-
     PERSON WITH       --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     1,182,856
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,182,856
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                              [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.2 %
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================

                               Page 2 of 9 Pages

                                       13D
===================
CUSIP No. 419879101
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Lonestar Capital Management LLC
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                          (a) [   ]
                                                          (b) [ X ]
------------====================================================================
    3       SEC USE ONLY


------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                              [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------====================================================================
                            7        SOLE VOTING POWER

      NUMBER OF                      -0-
                       --------------===========================================
       SHARES               8        SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                       1,182,856
                       --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER

      REPORTING                      -0-
     PERSON WITH       --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     1,182,856
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,182,856
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                              [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.2 %
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IA, OO
------------====================================================================

                               Page 3 of 9 Pages

                                       13D
===================
CUSIP No. 419879101
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Jerome L. Simon
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                          (a) [   ]
                                                          (b) [ X ]
------------====================================================================
    3       SEC USE ONLY


------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
                                                              [   ]
------------====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------====================================================================
                            7        SOLE VOTING POWER

      NUMBER OF                      -0-
                       --------------===========================================
       SHARES               8        SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY                       1,182,856
                       --------------===========================================
        EACH                9        SOLE DISPOSITIVE POWER

      REPORTING                      -0-
     PERSON WITH       --------------===========================================
                            10       SHARED DISPOSITIVE POWER

                                     1,182,856
------------====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,182,856
------------====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                              [   ]
------------====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.2 %
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN, HC
------------====================================================================

                               Page 4 of 9 Pages

         This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on December 12, 2003 (collectively, with all amendments thereto, the "Schedule 13D").

Item 4.  Purpose Of The Transaction.
------   --------------------------

         Item 4 of the Schedule 13D is amended and restated in its entirety as follows:
         The Company is a holding company that conducts its operations through its wholly-owned subsidiary, Hawaiian Airlines, Inc. (the "Subsidiary"). The Subsidiary filed for bankruptcy in the United States Bankruptcy Court for the District of Hawaii on March 21, 2003 (the "Bankruptcy Case").
         The Shares reported herein were acquired for investment purposes, and the acquisitions of the Shares by Lonestar were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. LCM is examining its options with respect to the possibility of taking actions that it believes will maximize the value of the Shares.
         LCM continues to believe that there is material value in the equity of the bankrupt estate. As a result, as a shareholder of the Company, Lonestar has a significant interest in the Bankruptcy Case and may seek to enforce its interests to the extent permitted under all applicable laws. LCM believes that its interests, and those of other non-insider, minority shareholders of the Company, may not be adequately represented and protected by either the Company or by the Trustee appointed to the Bankruptcy Case. Since the filing of its initial Schedule 13D, LCM has commenced discussions with various shareholders and other constituents in the case, as well as professional advisors, in order to protect LCM's interests as an equity holder in the Company and as a party in interest in the Bankruptcy Case. Although LCM has not adopted or advocated any particular course of action in the course of such conversations, it may do so in the future.

                               Page 5 of 9 Pages

         Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.
         Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest In Securities Of The Issuer.
------   ------------------------------------

         Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

         (a)      Lonestar
                  --------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Lonestar is incorporated herein by reference. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 28,456,165 Shares outstanding as of May 14, 2003, as reported by the Company in its Quarterly Report on Form 10-Q for the period ended March 31, 2003 filed with the Securities and Exchange Commission on May 20, 2003.

                  (c) The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by Lonestar in the past 60 days are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

                               Page 6 of 9 Pages

                  (d) LCM has the power to direct the affairs of Lonestar, including the disposition of the proceeds of the sale of the Shares. Simon is the manager and sole member of LCM.

                  (e) As of December 31, 2003, the Reporting Persons were no longer the beneficial owner of 5% or more of the outstanding Shares.

         (b)      LCM
                  ---

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for LCM is incorporated herein by reference.

                  (c)      None.

                  (d) LCM has the power to direct the affairs of Lonestar, including the disposition of the proceeds of the sale of the Shares. Simon is the manager and sole member of LCM.

                  (e) As of December 31, 2003, the Reporting Persons were no longer the beneficial owner of 5% or more of the outstanding Shares.

         (c)      Simon
                  -----

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Simon is incorporated herein by reference.

                  (c)      None.

                  (d) LCM has the power to direct the affairs of Lonestar, including the disposition of the proceeds of the sale of the Shares. Simon is the manager and sole member of LCM.

                  (e) As of December 31, 2003, the Reporting Persons were no longer the beneficial owner of 5% or more of the outstanding Shares.

         The Shares reported hereby for Lonestar are owned directly by Lonestar. LCM, as general partner and investment adviser to Lonestar, may be deemed to be the beneficial owner of all such Shares owned by Lonestar. Simon, as the manager and sole member of LCM, may be deemed to be the beneficial owner of all such Shares held by Lonestar. Each of LCM and Simon hereby disclaims any beneficial ownership of any such Shares.

                               Page 7 of 9 Pages

                                   SIGNATURES
                                   ----------

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 11, 2004

LONESTAR PARTNERS, L.P.                          LONESTAR CAPITAL MANAGEMENT LLC

By:      Lonestar Capital Management LLC,        By:   /s/ Jerome L. Simon
         its General Partner                         ---------------------------
                                                      Name: Jerome L. Simon
         By:    /s/ Jerome L. Simon                   Title: Manager
             --------------------------
               Name: Jerome L. Simon
               Title: Manager
                                                       /s/ Jerome L. Simon
                                                     ---------------------------
                                                       Jerome L. Simon




                               Page 8 of 9 Pages

                                   SCHEDULE A
                                   ----------

                             LONESTAR PARTNERS, L.P.
                             -----------------------


                                 NO. OF SHARES
                                 PURCHASED (P)                 PRICE
          TRADE DATE              OR SOLD (S)              PER SHARE ($)
         ------------           ---------------           --------------

          12/30/03                 20,000 (S)                  3.04
          12/31/03                 35,700 (S)                  2.99
            1/7/04                 40,000 (S)                  2.84
            1/8/04                 30,500 (S)                  2.77
            1/9/04                 39,500 (S)                  2.64
           1/12/04                  8,000 (S)                  2.62
           1/13/04                  6,500 (S)                  2.65
           1/14/04                  5,200 (S)                  2.69
           1/15/04                  7,600 (S)                  2.69
           1/16/04                  7,400 (S)                  2.71
           1/20/04                 13,000 (S)                  2.70
           1/23/04                 25,000 (S)                  4.00
            2/5/04                 30,000 (S)                  4.00



                               Page 9 of 9 Pages